SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer No. 33.042.730/0001-04

NIRE 35-3.0039609.0

MATERIAL FACT

In accordance with the article 157, §4 of Federal Law No. 6.404, dated of December 15, 1976, as modified (“Corporate Law”), and with CVM n° 44/21 Resolution (former CVM Instruction CVM nº 358/02), Companhia Siderúrgica Nacional (“CSN” or “Company”) informs its shareholders and the market in general that, on this date, the Companhia Florestal do Brasil S.A. (“CFB”), controlled by CSN, was the winner of the public auction bidding process (“Auction”), executed in accordance to the Auction Notice No. 01/2022 (“Auction Notice”), for the acquisition of shares representing 66,23% (sixty six point twenty three percent) of the capital stock of Companhia Estadual de Geração de Energia Elétrica – CEEE-G (“CEEE-G” and “Acquisition of CEEE-G Shares”), for a total price of BRL 928,000,000.00 (nine hundred and twenty eight million Brazilian reais).

Pursuant to the Auction Notice, the liquidation of the Acquisition of CEEE-G Shares is subject to the prior verification of certain conditions, including (i) the approval by the regulatory and antitrust authorities, (ii) the completion of the registration of CEEE-G as a publicly-held company with CVM, and (iii) the registration of a public offering for the acquisition of shares owned by the remaining shareholders of CEEE-G.

The Acquisition of CEEE-G Shares by CFB aims to support and strengthen the business expansion strategy of CSN and its controlled companies, through investments in renewable energy in search of self-reliance in electric power for greater competitiveness.

The Company will keep its shareholders and the market in general duly informed on any developments of the subject that is object of this Material Fact.

São Paulo, July 29, 2022.

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 29, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.